     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549
                             ---------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         BRIGGS & STRATTON CORPORATION
                                (NAME OF ISSUER)

                         BRIGGS & STRATTON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   109043109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ROBERT H. ELDRIDGE
                           EXECUTIVE VICE PRESIDENT &
                  CHIEF FINANCIAL OFFICER, SECRETARY-TREASURER
                         BRIGGS & STRATTON CORPORATION
                                  P.O. BOX 702
                        MILWAUKEE, WISCONSIN 53201-0702
                                 (414) 259-5333
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
    TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)
                             ---------------------

                                   COPIES TO:

                           ELIZABETH A. RAYMOND, ESQ.
                              MAYER, BROWN & PLATT
                           190 SOUTH LA SALLE STREET
                               CHICAGO, IL 60603

                                 APRIL 22, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)
                             ---------------------

                           CALCULATION OF FILING FEE

=============================================================================================
            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
                 $299,625,000                                     $59,925
=============================================================================================

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 5,875,000 shares at $51.00 per share.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:                 N/A  FILING PARTY:              N/A
FORM OR REGISTRATION NO.:               N/A  DATE FILED:                N/A

================================================================================

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is Briggs & Stratton Corporation, a Wisconsin corporation (the "Company"), and the address of its principal executive office is 12301 West Wirth Street, Wauwatosa, Wisconsin 53222.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase 5,875,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $.01 per share (such shares, together with the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 7, 1996 between the Company and Firstar Trust Company, as Rights Agent, are hereinafter referred to as the "Shares"), 28,927,000 of which Shares were outstanding as of April 16, 1997, at a price not in excess of $51.00 nor less than $43.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. The information set forth in "Introduction" and "The Offer -- Section 1, Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and the "The
Offer -- Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Offer -- Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction" and "The
Offer -- Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction" and "The Offer -- Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer" and "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer -- Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "The Offer -- Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference, the information set forth on pages 12 through 24 and 26 of the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended June 30, 1996, filed as Exhibit (g)(1) hereto, is incorporated herein by reference, the information set forth on pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996, filed as Exhibit (g)(2) hereto is incorporated herein by reference and the information set forth in the Company's Current Report on Form 8-K dated April 16, 1997, filed as Exhibit (g)(3) hereto is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "The Offer -- Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer -- Section 12, Effect of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Form of Offer to Purchase, dated April 22, 1997.

        (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

        (3) Form of Notice of Guaranteed Delivery.

        (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (6) Form of Letter from the Company to Participants in the Briggs & Stratton Employee Savings and Investment Plan.

        (7) Form of Letter from the Company to Participants in the Briggs & Stratton Regional Plants Retirement and Savings Plan.

        (8) Form of Instruction Letter to Participants in the Briggs & Stratton Regional Plants Retirement and Savings Plan.

        (9) Text of Press Release issued by the Company, dated April 16, 1997.

        (10) Form of Summary Advertisement, dated April 22, 1997.

        (11) Form of Letter to Shareholders of the Company, dated April 22, 1997, from Frederick P. Stratton, Jr., Chairman and Chief Executive Officer of the Company, and John S. Shiely, President and Chief Operating Officer of the Company.

        (12) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b) Credit Agreement, dated as of April 18, 1997, among the Company, the banks signatory thereto and Bank of America National Trust and Savings Association, as agent.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g) (1) Pages 12 through 24 and 26 of the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended June 30, 1996.

         (2) Pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996.

         (3) The Company's Current Report on Form 8-K dated April 16, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          BRIGGS & STRATTON CORPORATION

                                          By:      /s/ ROBERT H. ELDRIDGE
                                            ------------------------------------
                                              Name: Robert H. Eldridge
                                              Title: Executive Vice President &
                                                     Chief Financial Officer,
                                                     Secretary-Treasurer

April 22, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
  (a)(1)   --   Form of Offer to Purchase, April 22, 1997.
     (2)   --   Form of Letter of Transmittal (including Certification of
                Taxpayer Identification Number on Form W-9).
     (3)   --   Form of Notice of Guaranteed Delivery.
     (4)   --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
     (5)   --   Form of Letter to Clients for Use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees.
     (6)   --   Form of Letter from the Company to Participants in the
                Briggs & Stratton Employee Savings and Investment Plan.
     (7)   --   Form of Letter from the Company to Participants in the
                Briggs & Stratton Regional Plants Retirement and Savings
                Plan.
     (8)   --   Form of Instruction Letter to Participants in the Briggs &
                Stratton Regional Plants Retirement and Savings Plan.
     (9)   --   Text of Press Release issued by the Company, dated April 16,
                1997.
     (10)  --   Form of Summary Advertisement, dated April 22, 1997.
     (11)  --   Form of Letter to Shareholders of the Company, dated April
                22, 1997, from Frederick P. Stratton, Jr., Chairman and
                Chief Executive Officer of the Company, and John S. Shiely,
                President and Chief Operating Officer of the Company.
     (12)  --   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.
  (b)      --   Credit Agreement, dated as of April 18, 1997, among the
                Company, the banks signatory thereto and Bank of America
                National Trust and Savings Association, as agent.
  (c)      --   Not applicable.
  (d)      --   Not applicable.
  (e)      --   Not applicable.
  (f)      --   Not applicable.
  (g)(1)   --   Pages 12 through 24 and 26 of the Company's Annual Report to
                Shareholders incorporated by reference into the Company's
                Annual Report on Form 10-K for the year ended June 30, 1996.
     (2)   --   Pages 3 through 7 of the Company's Quarterly Report on Form
                10-Q for the quarter ended December 29, 1996.
     (3)   --   The Company's Current Report on Form 8-K dated April 16,
                1997.

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